Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

October 2, 2014

Ms. Jessica Barberich
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Chimera Investment Corporation
Form 10-K for the fiscal year ended December 31, 2013
Filed June 4, 2014
File No. 1-33796

Chimera Investment Corporation
Form 10-Q for the quarterly period ended June 30, 2014
Filed August 11, 2014
File No. 1-33796

Dear Ms. Barberich:

On behalf of Chimera Investment Corporation (“we”, “our” or the “Company”), set forth below is our response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated September 3, 2014 in which you provided comments to the reports referenced above.

For your convenience, we have reproduced your comment followed by our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Estimated Economic Book Value, page 59

1.
We note your presentation of Estimated Economic Book Value. Please tell us how you determined that this disclosure complies with the requirements of Item 10(e) of Regulation S-K. In particular, please address how you determined that you have not provided greater prominence to this non-GAAP measurement relative to the most comparable GAAP measurement. In this regard, we note that you have presented a full balance sheet on page 61 with adjustments in order to remove assets and liabilities that are consolidated under GAAP requirements. Also, please explain to us in more detail how you determined the amount of the adjustments to the assets.

Response:

Item 10(e) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission, the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP).  In our presentation of Estimated Economic Book Value, we provide only a condensed balance sheet with GAAP measurements shown in the first far left column.  Adjustments are then reflected in the middle column resulting in the non-GAAP measurements on the far right.  The Company notes that a full balance sheet is presented in on Page F-5 of the 2013 Form 10-K.   To present a condensed balance sheet, non-interest bearing assets and cash and cash equivalents are presented as a single condensed line item entitled ‘Other assets’ and non-interest bearing liabilities are similarly condensed.

The Company states the following on page 59 of the 2013 Form 10-K:

“We calculate and disclose this non-GAAP measurement because we believe it represents an estimate of the fair value of the assets we own or are able to dispose of, pledge, or otherwise monetize. The estimated economic book value should not be viewed in isolation and is not a substitute for book value computed in accordance with GAAP”.

The Company also states the following on page 61 of the 2013 Form 10-K:

“Our estimate of economic book value has important limitations. Our estimate of fair value is as of a point in time and subject to significant judgment, primarily the estimate of the fair value of the securities issued by the trusts which we own and can freely sell or pledge. Should we sell the assets in our portfolio, we may realize materially different proceeds from the sale than we have estimated as of the reporting date. The calculation of estimated economic book value described above is used by management to understand the fair value of the assets we own and the liabilities for which we are legally obligated, and is presented for informational use only. The estimated economic book value should not be viewed in isolation and is not a substitute for book value computed in accordance with GAAP.”

These statements reduce the prominence of the Non-GAAP measurement in accordance with Item 10(e) of Regulation S-K.

The Company determined the amount of adjustments as follows: GAAP assets are reduced by RMBS investments held by our consolidated VIEs which the Company is restricted from selling or pledging.  The Company then adds to GAAP assets the investments in the consolidated VIEs held in the Company’s custody accounts, which are eliminated in the consolidated GAAP presentation.  In addition, GAAP liabilities are reduced by securitized debt of VIEs as these are non-recourse to the Company and are a corollary to the reduction to the GAAP assets described above.

SEC Comment:

Results of operations for the years ended December 31, 2013, 2012, and 2011, page 68

2.
We note your presentation and discussion of the non-GAAP measures, Economic Interest Expense and Economic Net Interest Income. In future filings, please expand your disclosure to also discuss the results of Interest Expense and Net Interest Income on a GAAP basis in order to not give undue prominence to the non-GAAP measures. For reference, see Item 10(e) of Regulation S-K.

Response:

We will expand our disclosure to include discussion of Interest Expense and Net Interest Income on a GAAP basis in future filings.

SEC Comment:

Fair Value Measurements, page 68

3.
We note that management continues to indirectly corroborate its estimates of the fair value using pricing models by comparing its results to independent prices provided by third party pricing services. Please expand your disclosure in future filings by providing further details of your process for determining the fair value of your securities consistent with the proposed disclosure included in your supplemental response letter dated June 14, 2013 in response to our comment included in our letter dated June 12, 2013.

Response:

The Company has implemented enhancements to the valuation process since the 2011 Form 10-K was filed and after our response to your comment in our letter dated June 12, 2013.  We intend to include disclosure similar to the following in our future filings:

For each reporting period, the Company determines the fair value of its investment securities based on discounted cash flows utilizing an internal pricing model that incorporates factors such as coupon, prepayment speeds, weighted average life, collateral composition, borrower characteristics, expected interest rates, life caps, periodic caps, reset dates, collateral seasoning, expected losses, expected default severity, credit enhancement, and other pertinent factors.  The Company reviews the fair values generated by the model to determine whether prices are reflective of the current market by corroborating its estimates of fair value by comparing the results to non-binding independent prices provided by two independent third party pricing services for all securities.  For certain highly liquid asset classes, such as Agency fixed-rate pass-throughs, the Company’s valuations are also compared to quoted prices for To-Be-Announced (“TBA”) securities.

Each quarter the Company develops thresholds which are determined utilizing current bid/ask spreads, liquidity, price volatility and other factors as appropriate.  If internally developed prices differ from the independent prices provided by greater than a predetermined threshold for the period, the Company highlights these differences for further review, both internally and with the third party pricing service. The Company obtains the inputs used by the third party pricing services and compares them to the Company’s inputs. The Company updates its own inputs if the Company determines the third party pricing inputs more accurately reflect the current market environment. If the Company believes that its internally developed inputs more accurately reflect the current market environment, it will request that the third party pricing service review market factors that may not have been considered by the third party pricing service. The Company reconciles and resolves all pricing differences in excess of the predetermined thresholds before a final price is established.

SEC Comment:

Related Party Transactions, page 79

Fees Paid Under the Management Agreement, page 79

4.
We note your disclosure that your Manager uses the proceeds from its management fee in part to pay compensation to its officers and employees, certain of whom you indicate are also your officers. In future Exchange Act periodic filings, and to the extent applicable, within your disclosure of the expense reimbursement that your manager received, please break-out any amounts that are used to reimburse for the salary of a named executive officer.

Response:

Under the management agreement, the Manager is responsible for all costs incident to the performance of its duties, including compensating the Company’s named executive officers.  We do not reimburse the Manager for compensation paid to our named executive officers.  However, the Company will include disclosure in future quarterly reports on Form 10-Q and annual reports on Form 10-K substantially similar to the following:

“We paid management fees of $XX million for each of the [quarters] ended [September 30], 2014 and 2013, respectively.  We also paid our Manager reimbursements of $XX million and $XX million for the [quarters] ended [September 30], 2014 and 2013. None of the reimbursement payments is attributable to the compensation of our named executive officers.”

SEC Comment:

Consolidated Statements of Financial Condition, page F-5

5.
We note your presentation of assets and liabilities of consolidated VIEs on the face of your balance sheet and that you have utilized this presentation to comply with ASC 810-10-45-25. However, this presentation does not appear to comply with Regulation S-X since it does not include the consolidated totals required for each line item. Please revise in future filings and provide us with your proposed presentation.

Response:

We have evaluated the guidance in Regulation S-X as well as reviewed other balance sheet presentations by other companies in our sector.  For future filings we intend to include the following presentation.  The presentation below is a pro-forma presentation of the most recent 10-Q; however, we anticipate implementing this change beginning with our 2014 Form 10-K to allow time to update our systems and controls over the new presentation.

We note that footnote 8, as referenced in footnote 1 to the balance sheet, continues to present a full balance sheet of consolidated VIEs.

	June 30, 2014 (Unaudited)	December 31, 2013
Assets:
Cash and cash equivalents	$73,871	$77,629
Non-Agency RMBS, at fair value	3,634,057	3,774,463
Agency RMBS, at fair value	8,015,550	1,997,578
Securitized loans held for investment, net of allowance for loan losses of $9 million, respectively	714,471	783,484
Receivable for investments sold	-	253,541
Accrued interest receivable	45,786	32,994
Other assets (includes Due from FIDAC of $2 million and $0, respectively)	82,182	8,297
Derivatives, at fair value, net	-	8,095
Total assets (1)	$12,565,917	$6,936,081

Liabilities:
Repurchase agreements, RMBS ($6.1 billion and $1.7 billion pledged as collateral, respectively)	$5,564,554	$1,658,561
Securitized debt, collateralized by Non-Agency RMBS ($2.7 billion and $3.0 billion pledged as collateral, respectively)	787,162	933,732
Securitized debt, collateralized by loans held for investment ($703 million and $763 million pledged as collateral, respectively)	604,655	669,981
Payable for investments purchased	2,030,128	-
Accrued interest payable	13,563	6,675
Dividends payable	92,455	297,904
Accounts payable and other liabilities	1,094	1,861
Investment management fees and expenses payable to affiliate	6,280	5,658
Derivatives, at fair value	25,325	30,199
Total liabilities (1)	9,125,216	3,604,571

Commitments and Contingencies (See Note 16)

Stockholders' Equity:
Preferred Stock: par value $0.01 per share; 100,000,000 shares authorized, 0 shares issued and outstanding, respectively	$-	$-
Common stock: par value $0.01 per share; 1,500,000,000 shares authorized, 1,027,534,449 and 1,027,626,237 shares issued and outstanding, respectively	10,273	10,272
Additional paid-in-capital	3,605,358	3,605,241
Accumulated other comprehensive income (loss)	1,079,648	990,803
Retained earnings (accumulated deficit)	(1,254,578)	(1,274,806)
Total stockholders' equity	$3,440,701	$3,331,510
Total liabilities and stockholders' equity	$12,565,917	$6,936,081

(1) The Company's consolidated balance sheets include assets of consolidated variable interest entities ("VIEs") that can only be used to settle obligations and liabilities of the VIE for which creditors do not have recourse to the primary beneficiary (Chimera Investment Corp.). As of June 30, 2014 and December 31, 2013, total assets of the consolidated VIEs were $3,411,460 and $3,782,228, respectively, and total liabilities of the consolidated VIEs were $1,396,362 and $1,608,991, respectively. See Note 8 for further discussion.

SEC Comment:

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-6

6.
We note your separate presentation of interest income and interest expense related to the assets and liabilities of your consolidated VIEs. Please tell us your basis for this presentation and specifically address how it complies with the requirements of Regulation S-X which requires consolidated totals for each line item, or advise.

Response:

We provide a separate presentation of interest income and interest expense to identify the two components of our net interest income.  We do not provide a consolidated total for investment income or a consolidated total for investment expense.  For future filings we intend to include the following presentation.  The presentation below is a pro-forma presentation of the most recent 10-Q; however, we anticipate implementing this change beginning with our 2014 Form 10-K to allow time to update our systems and controls over the new presentation.

We note that footnote 8, as referenced in footnotes 1 and 2 to the income statement above, continues to present a full income statement of consolidated VIEs.

	For the Quarter Ended		For the Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net Interest Income:
Interest income (1)	$134,318	$127,565	$254,985	$253,360
Interest expense (2)	20,680	26,611	43,105	55,440
Net interest income	113,638	100,954	211,880	197,920

(1) Includes interest income of consolidated VIEs of $85,262 and $93,936 for the quarters ended June 30, 2014 and 2013, respectively and $170,473 and $190,664 for the six months ended June 30, 2014 and 2013, respectively.  See Note 8 for further discussion.

(2) Includes interest expense of consolidated VIEs of $17,176 and $24,982 for the quarters ended June 30, 2014 and 2013, respectively and $37,875 and $51,978 for the six months ended June 30, 2014 and 2013, respectively.  See Note 8 for further discussion.

SEC Comment:

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-6

7.
We also note your presentation of the subtotals ‘Net investment income (loss)’ and ‘Net management fees.’ Please tell us the basis for the presentation of these subtotals. Furthermore, we note that you present ‘Net unrealized gains (losses) on derivatives’ and ‘Net realized gains (losses) on derivatives’ as well as a subtotal ‘Net gains (losses) on derivatives.’ Please explain to us the basis for this presentation as well. We may have further comment.

Response:

Rule 4-01 of Regulation S-X provides that financial statements should be filed in such form and order, and should use such generally accepted terminology, as will best indicate their significant and character in light of the provisions applicable hereto.  Accordingly, ‘Net investment income (loss)’ reflects the income of our investment portfolio, including the effects of impairments, sales of investments, derivatives, and other items in our investment portfolio.

‘Net management fees’ represents the total management fees paid by the Company to its manager, FIDAC, less amounts reimbursed by FIDAC which relate to costs incurred by the Company in relation to the restatement.  As both items relate to the manager, they are netted to show net management fees.  This presentation will terminate when all aspects of the restatement are resolved and no further costs are incurred by the Company in relation to the historical restatements.

‘Net unrealized gains (losses) on derivatives’ represent the effect of changes in fair value on our derivative portfolio on net income.  ‘Net realized gains (losses) on derivatives’ represent the effect of periodic settlements, including any accrued amounts, of the derivative portfolio.  The subtotal ‘Net gains (losses) on derivatives’ is the total impact of derivatives on earnings.  ASC 815-10-45-8 indicates that this subtopic does not provide guidance about the classification in the income statement of a derivative instrument’s gains or losses.  ASC 815-10-45-9 indicates that all trading derivatives shall be shown net; therefore, we provide the net impact of our derivate portfolio.  We note that all of the Company’s derivatives are classified as trading.

These presentations and subtotals are not explicitly required but provide additional information to our readers regarding our results.

Form 10-Q for the Quarterly Period Ended June 30, 2014

SEC Comment:

Consolidated Securitizations Vehicles and Other Variable Interest Entities, page 28

8.
We note that you sold all of your interests in a consolidated VIE to an unrelated party during the quarter ended March 31, 2014 and that you repurchased certain interests in a new re-securitization entity. Please provide us with your analysis regarding the accounting for these transactions and cite the applicable guidance that you relied upon. Your response should include, but not be limited to, the following:

●	The basis for your accounting upon sale of the interests in the original VIE,

●	The basis for recording a gain of $48 million in the second quarter and how the gain was calculated,

●	How you determined that your interests in the new re-securitization entity represent variable interests in only specified assets of the new entity,

●	The terms of the original sale (including any repurchase options), the new re-securitization entity, and your specific interests in that entity, and

●	The purchase price of the new repurchased interests and how the price was determined.

Response:

●	The basis for your accounting upon sale of the interests in the original VIE,

●	The terms of the original sale (including any repurchase options), the new re-securitization entity, and your specific interests in that entity.

Upon the adoption of ASU 2009-17 Consolidations (Topic 810), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, the Company concluded that CSMC 2010-12R, a re-REMIC entity collateralized by 16 senior RMBS investments, is a VIE and the Company was the primary beneficiary and should consolidate its underlying assets and obligations of CSMC 2010-12R.  The subordinate tranches held by the Company were eliminated in consolidation.

In the first quarter of 2014, the Company sold all of its interest in CSMC 2010-12R to a third party.  The third party, as owner of all interests of CSMC 2010-12R, terminated the trust and took possession of all of the underlying collateral.  The third party securitized the underlying collateral of the terminated CSMC 2010-12R trust with other senior RMBS investments (acquired from parties independent of the Company) to create CSMC 2014-4R.  CSMC 2014-4R is a re-REMIC with distinct asset groups having no cross-collateralization and where the senior and subordinate tranche of each distinct group is entitled to all cashflows of that group’s collateral.

During the second quarter of 2014, the Company purchased interests in only those groups of CSMC 2014-4R collateralized by the underlying collateral previously held by CSMC 2010-12R.  Similar to CSMC 2010-12R, the Company determined that CSMC 2014-4R was a VIE.  However, the Company did not have the power to select the collateral, a significant activity, and is not the primary beneficiary of the CSMC 2014-4R trust as a whole.  Therefore, the Company did not consolidate the underlying trust.

●	How you determined that your interests in the new re-securitization entity represent variable interests in only specified assets of the new entity,

Pursuant to ASC 810-25-57, a reporting entity with a variable interest in specified assets of a VIE shall treat a portion of the VIE as a separate VIE if the specified assets (and related credit enhancements, if any) are the only source of payment for specified liabilities or specified other interests. CSMC 2014-4R contains 24 collateral groups and each group supports its own distinct set of notes with no cross-collateralization between groups.  Therefore, each group represents a separate VIE, or silo, per ASC 810-25-57.

During the first quarter of 2014, the Company agreed to acquire all of the notes in 15 collateral groups.  The collateral for these 15 groups was the underlying collateral previously held by CSMC 2010-12R. The Company, as the 100% owner, is the primary beneficiary of the 15 collateral groups, or silos, acquired and consolidated the underlying assets.

●	The purchase price of the new repurchased interests and how the price was determined.

ASC 860-10-55, Transfers and Servicing, provides that if a VIE, and the underlying assets, is consolidated by the Company and all of the applicable provisions are met, then the transferred assets should not be treated as having been sold in the financial statements being presented.  Since the underlying collateral of CSMC 2010-12R and the underlying collateral of the 15 collateral groups of CSMC 2014-4R are the same, the transfer was not treated as a sale.  Accordingly, the underlying assets consolidated as part of CSMC 2014-4R are consolidated at the basis at which it was originally transferred and no gain or loss shall be recognized on the transferred assets.

●	The basis for recording a gain of $48 million in the second quarter and how the gain was calculated,

During the second quarter of 2014, but prior to the settlement date of the purchases of the 15 collateral groups of CSMC 2014-4R, the Company decided not to acquire three of the 15 collateral groups.  The three collateral groups were acquired by an unrelated third party.  Since the Company had no interests in these three groups (silos), the underlying assets were deconsolidated.  A gain of $48 million representing the difference between the fair value and the amortized cost of the underlying assets was recognized as a ‘gain on deconsolidation’ in accordance with ASC 810-10-40, Consolidation – Derecognition.

*************

In connection with responding to your comments, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in its filing
●	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the Commission from taking action with respect to such filings; and
●	the Company may not assert SEC Staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-696-0100 with any comments or questions you may have with respect to our responses.

Very truly yours,

/s/ Rob Colligan
Rob Colligan Chief Financial Officer

cc:	R. Nicholas Singh, Esq. Fixed Income Discount Advisory Company